Royal Standard Minerals Inc.
(continued under the New Brunswick Corporation Act)

(Expressed in United States dollars)
Consolidated Financial Statements

January 31, 2004 and 2003

April 23, 2004

Auditors' Report

To the Shareholders of
Royal Standard Minerals Inc.

We have audited the consolidated balance sheet of Royal Standard Minerals Inc. as at January 31, 2004 and the consolidated statements of exploration properties, operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2003 and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 17, 2003.

"McCarney Greenwood LLP"

McCarney Greenwood LLP
Chartered Accountants

Toronto, Canada

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated April 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

McCarney Greenwood LLP
Chartered Accountants

Toronto, Canada

Royal Standard Minerals Inc.
(expressed in United States Dollars)

	January 31	
	2004	**2003**
Assets		
Current assets		
Cash and cash equivalents	$ 189,732	$ 283,030
Funds held in trust (Note 3)	75,000	75,000
Marketable securities (Note 4)	8,000	8,000
Receivables	559	11,723
	273,291	377,753
Exploration properties (Note 5)	1,253,444	781,039
Equipment (Note 6)	52,656	53,688
	$ 1,579,391	$ 1,212,480
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 106,178	$ 82,300
Shareholders' Equity		
Capital stock (Note 7)	7,221,581	6,527,565
Warrants (Note 7)	151,276	-
Contributed surplus (Note 7 & 8)	1,477,780	1,425,413
Deficit	(7,377,424)	(6,822,798)
	1,473,213	1,130,180
	$ 1,579,391	$ 1,212,480

The Company and operations (Note1)
Commitments (Note 5)

Approved by the Board _____"Roland Larsen"_____ Director _____"Kimberly L. Koerner"_____ Director

Royal Standard Minerals Inc.
(expressed in United States Dollars)

<u>**Consolidated Statements of Exploration Properties**</u>   <u>**Page 3**</u>

	Opening Balance	Additions	Written off	Closing Balance
Year ended January 31, 2004				
Gold Wedge Project	$ 181,069	$ 83,050	$ -	$ 264,119
Manhattan Project	136,556	35,475	-	172,031
Ruby Ridge Project	27,447	10,309	37,756	-
Como Project	52,132	73,992	-	126,124
Railroad Project	70,983	51,749	-	122,732
Pinon Project	299,456	211,587	-	511,043
Fondaway Project	-	43,999	-	43,999
Other	13,396	-	-	13,396
	$ 781,039	$ 510,161	$ 37,756	$ 1,253,444
Year ended January 31, 2003				
Gold Wedge Project	$ 14,821	$ 166,248	$ -	$ 181,069
Manhattan Project	87,313	49,243	-	136,556
Ruby Ridge Project	4,007	23,440	-	27,447
Como Project	-	52,132	-	52,132
Railroad Project	-	70,983	-	70,983
Pinon Project	-	299,456	-	299,456
Other	6,937	6,459	-	13,396
	$ 113,078	$ 667,961	$ -	$ 781,039
Year ended January 31, 2002				
Gold Wedge Project	$ -	$ 14,821	$ -	$ 14,821
Manhattan Project	-	87,313	-	87,313
Minnesota-Duluth Project	15,500	9,530	25,030	-
Ruby Ridge Project	-	4,007	-	4,007
Simba Project	33,880	-	33,880	-
Other	-	6,937	-	6,937
	$ 49,380	$ 122,608	$ 58,910	$ 113,078

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Consolidated Statements of Operations and Deficit

		January 31	
	2004	2003	2002
Revenue			
Interest	$ -	$ -	$ 10,332
Expenses			
General and administrative	269,520	147,135	59,830
Consulting fees	241,103	146,948	-
Stock option compensation (Note 8)	40,340	-	-
General exploration	-	27,752	84,860
Amortization	14,944	8,763	-
	565,907	330,598	144,690
Loss before the following	(565,907)	(330,598)	(134,358)
Recovery of advances to related company previously written off (Note 4)	-	-	479,340
Write off of exploration properties	(37,757)	-	(58,910)
Recovery of (write down of) marketable securities	-	(39,000)	11,000
Repayment of interest (Note 4)	-	(67,117)	-
Foreign exchange (loss) gain	49,038	19,912	(1,424)
Net (loss) earnings before income taxes	(554,626)	(416,803)	295,648
Income taxes (Note 10)	-	-	-
Net (loss) earnings	$ (554,626)	$ (416,803)	$ 295,648
(Loss) earnings per common share (Note 9)			
Basic	$ (0.02)	$ (0.02)	$ 0.02
Diluted	$ (0.02)	$ (0.02)	$ 0.01
Deficit, at beginning of year	$ (6,822,798)	$ (6,405,995)	$ (6,701,643)
Net (loss) earnings	(554,626)	(416,803)	295,648
Deficit, at end of year	$ (7,377,424)	$ (6,822,798)	$ (6,405,995)

Royal Standard Minerals Inc.
(expressed in United States Dollars)

		Year ended January 31	
	2004	**2003**	**2002**
Increase (decrease) in cash and cash equivalents			
Operating activities			
Net (loss) earnings	$ (554,626)	$ (416,803)	$ 295,648
Operating items not involving cash			
Amortization	14,944	8,763	-
Stock option compensation	40,340	-	-
Write off of exploration properties	(37,757)	-	58,910
Write down of (recovery of) marketable securities	-	39,000	(11,000)
Decrease (increase) in receivables	11,164	6,320	(3,809)
Increase (decrease) in payables and accruals	23,878	36,395	13,004
	(502,057)	(326,325)	352,753
Financing activities			
Issue of common shares, net of issue costs	857,319	688,717	123,052
Investing activities			
Increase in funds held in trust	-	(75,000)	-
Exploration properties	(434,647)	(496,836)	(122,608)
Purchase of capital assets	(13,913)	(62,451)	-
	(448,560)	(634,287)	(122,608)
Cash and cash equivalents			
Net (decrease) increase	(93,298)	(271,895)	353,197
Beginning of year	283,030	554,925	201,728
End of year	$ 189,732	$ 283,030	$ 554,925

Supplemental cash flow information

Cash and cash equivalent consists of:			
Cash	$ 189,732	$ 94,540	$ 403,002
Term deposits	-	188,490	151,923
	$ 189,732	$ 283,030	$ 554,925
Interest paid	$ -	$ 31,000	$ -
Income taxes paid	$ -	$ -	$ -
Non-cash financing and investing activity:			
Issue of common shares for exploration properties	$ -	$ 171,125	$ -

1.   The company and operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.   Significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 14.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

(a)   Cash and cash equivalents

Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

(b)   Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Exploration equipment	- 30%
Office equipment	- 20%

(c)   **Exploration properties**

All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds
to development, these costs become part of preproduction and development cost of the mine. If a
property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the
related costs and expenditures are written off.

The amounts capitalized at any time represent costs to be charged against future operations and do not
necessarily reflect the present or future values of particular properties.

(d)   **Stock-based compensation plans**

The CICA Handbook Section 3870 require that compensation for option awards to employees be
recognized in the financial statements at fair value for options granted in fiscal years beginning on or after
January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section
prospectively for new option awards granted on or after February 1, 2003. The fair value compensation
expense recorded for the year ended January 31, 2004 is $40,340.

(e)   **Income taxes**

Income taxes are calculated using the asset and liability method of tax accounting. Under this method,
current income taxes are recognized for the estimated income taxes payable for the current period.
Future income tax assets and liabilities are determined based on differences between the financial
reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are
measured using the substantially enacted tax rates that will be in effect when the differences are
expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the
extent that the recovery of future income tax assets is not considered more likely than not.

(f)   **Earnings (loss) per common share**

Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted
average number of common shares outstanding during the period, including contingently issuable shares
which are included when the conditions necessary for issuance have been met. Diluted earnings per
share is calculated in a similar manner, except that the weighted average number of common shares
outstanding is increased to include potentially issuable common shares from the assumed exercise of
common share purchase options and warrants, if dilutive. The number of additional shares included in the
calculation is based on the treasury stock method for options and warrants.

(g)   **Foreign currency translation**

The Company uses the United States Dollar as its reporting currency, as the majority of its transactions
are denominated in this currency and the operations of its subsidiaries are considered to be of an
integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into
United States funds at period end rates of exchange. Other assets and liabilities and capital stock of the
parent company are translated at historical rates. Revenues and expenses of the parent company are
translated at the average exchange rate for the period. Gains and losses on foreign exchange are
recorded in operations.

(expressed in United States Dollars)

3. Funds held in trust

On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.

The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.

The agreement expired without the closing of the $5,000,000 financing facility. As at January 31, 2004, the $75,000 held in trust has not been returned to the Company.

4. Sharpe Resources Corporation

Marketable securities

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe Resources") a publicly held Canadian company, engaged in the exploration for and production of petroleum and natural gas properties in the United States. Sharpe Resources is considered to be related to the Company because of common management.

The shares are carried at the lower of cost and quoted market values.

Advances

At January 31, 2001, advances to Sharpe Resources amounted to $476,594. The advances which were unsecured and bore interest at prime plus 2% per annum, were fully written off in fiscal 1999, having been written down in previous years.

In fiscal 2002, the Company recovered $479,340 from Sharpe Resources representing the outstanding balance plus accrued interest which recovery was recorded in the operations for that year.

In fiscal 2003, the Company agreed to repay the interest collected from Sharpe Resources in connection with the $479,340 recovered in fiscal 2002. The interest amounted to $67,117 of which $31,000 has been repaid. The balance of $36,117 at January 31, 2003 was included in accounts payable and accrued liabilities.

In fiscal 2004 the balance remains unchanged.

5. Exploration properties

Nevada Projects

In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:

(expressed in United States Dollars)

Project	Required Cash Payments to Optionor	Royalty (1)	Exercise of Option
Gold Wedge Nye County	Commencing in fiscal 2002, $5,000 each in first two years; $10,000 in third year, $15,000 in fourth year and $20,000 each in fifth and sixth years.	3% NSR	July 2006 - $200,000
Manhattan Nye County	Commencing in fiscal 2002, $1,000 per month from August 2001 to August 2002: $2,000 per month from September 2002 to July 2006.	5% NSR	August 2006 - $500,000
Fondaway Canyon Churchill County	Commencing in fiscal 2003, $25,000 in year one, $30,000 in years two and three and $35,000 each of the next seven years.	3% NSR	July 2013 - $600,000
Como Lyon County	Commencing in fiscal 2003, $25,000 in years one and two covering years three and four, $20,000 in year five $25,000 in year six.	4% NSR	May 2008 - $1,000,000
Railroad Elko County	Commencing in fiscal 2003, $15,000 in the first year and increases by $5,000 each of the next six years.	5% NSR	August 2008 - $2,000,000

(1) NSR - Net Smelter Royalty

Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.

6. Equipment

	2004	2003
Cost		
Exploration equipment	$ 62,065	$ 50,346
Office equipment	16,936	12,105
	79,001	62,451
Accumulated amortization		
Exploration equipment	22,321	7,552
Office equipment	4,024	1,211
	26,345	8,763
Net carrying value		
Exploration equipment	39,744	42,794
Office equipment	12,912	10,894
	$ 52,656	$ 53,688

(expressed in United States Dollars)

7. Capital stock

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued

	Shares	Amount
Outstanding at January 31, 2001	23,116,459	$ 6,970,084
Shares issued for cash on exercise of warrants	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,425,413)
Outstanding at January 31, 2002	19,231,338	5,667,723
Shares issued for cash, less issue costs of $55,258	7,000,000	600,427
Shares issued for cash on exercise of stock options	910,000	88,290
Shares issued for interest in Pinon Project	1,000,000	171,125
Outstanding at January 31, 2003	28,141,338	6,527,565
Shares issued for cash, less issue costs of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Outstanding at January 31, 2004	34,141,338	$ 7,221,581

In November 2001, 4,836,615 escrowed common shares of the Company owned by Sharpe Resources were cancelled under the terms of a 1996 escrow agreement. Upon the cancellation $1,425,413 was transferred from common stock to contributed surplus

During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker.

The Company applies the fair value method of accounting for warrants and accordingly, $151,276 was recorded as warrants and charged against capital stock during the period. For purposes of the 3,600,000 warrants granted, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:

Expiry	Share Purchase Price ($)	Number	Value ($)	
July 24, 2005	0.30	3,000,000	126,063	
July 24, 2005	0.30	600,000	25,213	(Broker Warrants)
		3,600,000	151,276	

8.   Common share options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Common Shares			Weighted Average Exercise Price		
	2004	2003	2002	2004	2003	2002
Outstanding at beginning of year	3,090,000	2,385,000	2,385,000	$ 0.26	$ 0.18	$ 0.17
Granted during year	320,000	1,615,000	1,410,000	$ 0.265	$ 0.32	$ 0.17
Exercised during year	-	(910,000)	-	$ -	$ 0.16	$ -
Cancelled or expired during year	-	-	(1,410,000)	$ -	$ -	$ 0.15
Outstanding at end of year	3,410,000	3,090,000	2,385,000	$ 0.26	$ 0.26	$ 0.18

Exercise prices are in Canadian dollars.

The following table reflects the stock options outstanding as at January 31, 2004

Expiry Date	Exercise Price ($)	Options Outstanding
May 04, 2005	0.23	595,000
May 25, 2006	0.17	880,000
April 25, 2007	0.26	960,000
May 13, 2007	0.40	655,000
December 12, 2008	0.265	320,000
		3,410,000

The Company applies the fair value method of accounting for all stock-based compensation awards and accordingly, $55,680 CDN ($40,340 USD) was recorded as a compensation adjustment for stock options granted and contributed surplus relating to 320,000 options granted during the year. For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 60 months.

(expressed in United States Dollars)

8. Common share options (Continued)

The following table reflects the continuity of contributed surplus relating to stock options:

	Number of Options	Amount
Balance, January 31, 2002	1,475,000	$ -
Options granted	1,615,000	-
Options exercised	-	-
Balance, January 31, 2003	3,090,000	-
Options granted	320,000	40,340
Options exercised	-	-
Balance, January 31, 2004	3,410,000	$ 40,340

9. Per share amounts

The weighted average number of common shares outstanding in 2004, 2003 and 2002 used in computing basic earnings (loss) per share were 31,330,379, 25,537,033 and 19,140,099 respectively.

Due to the losses in 2004 and 2003, diluted loss per share is equivalent to the basic loss per share as the inclusion of share purchase options outstanding at January 31, 2004 and 2003 would be anti-dilutive. In 2002, the number of shares used in the calculation of diluted earnings per share was 19,140,199, which excluded the potential exercise of common share purchase options and warrant because of their anti-dilutive effect due to the exercise prices exceeding the average market price for the period.

10. Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations.

	2004	2003	2002
Net (loss) earnings before income taxes reflected in consolidated statements of operation	$ (554,626)	$ (416,803)	$ 295,648
Expected income tax (recovery) expense	(203,104)	(163,000)	124,000
Recovery of write downs of advances to related company	-	-	(201,000)
Deductible share issue costs	-	(19,000)	(46,000)
Stock option compensation expense	40,340	-	-
Valuation allowance	162,764	182,000	123,000
Income tax (recovery) expense	$ -	$ -	$ -

(expressed in United States Dollars)

10. Income taxes (Continued)

The following table reflects future tax assets at January 31, 2004 and 2003.

	2004	2003
Unclaimed non-capital losses	$ 952,860	$ 1,029,000
Unclaimed capital losses	14,135	-
Excess of undepreciated capital cost allowance over carrying value of capital assets	8,425	-
Excess of unclaimed resource pools over carrying value of exploration properties	2,056,199	1,480,000
Unclaimed share issue costs	313,622	29,000
	3,345,241	2,538,000
Valuation allowance	3,345,241	2,538,000
Future income tax assets recognized	$ -	$ -

At January 31, 2004, the Company had unclaimed Canadian and foreign resource pools of $1,156,000, unclaimed share issue costs of $418,000 and unclaimed non-capital losses carried forward of $2,637,000 non-capital losses will expire as follows*:*

2004	$ 222,225
2005	336,750
2006	343,725
2007	189,300
2008	185,850
2009	252,150
2010	487,500
2011	619,500
	$ 2,637,000

At January 31, 2004, the Company's United States subsidiaries had unclaimed resource pools of $2,340,000 and unclaimed non-capital losses carried forward of $1,531,000. None of these losses expire in the next two years.

11. Financial instruments

At January 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe Resources, receivables and payables and accruals. The Company estimates that the fair value of its other financial assets and liabilities approximates their carrying values due to their short term nature.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

12. Related party transactions

Transactions with a related party were as follows:

	2004	2003	2002
Office space rent paid to a company related to an officer of the company	$ 5,732	$ 29,670	$ -

(expressed in United States Dollars)

13. Subsequent events

Subsequent to year end, the company had the following changes to capital stock, and warrants:

	Number of Shares	US $
(a) Common shares		
Balance, January 31, 2004	34,141,338	7,221,581
Private placement, net of issue costs (i)	1,075,000	201,885
Warrant valuation (i)	-	(36,339)
Private placement (ii)	6,320,000	1,643,295
Warrant valuation (ii)	-	(187,805)
Balance, April 23, 2004	41,536,338	8,842,617

(i) On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 for a period of 12 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 12 months.

(ii) On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 for a period of 24 months from the date of closing. The fair value of the common share purchase warrants were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.

	Number of Warrants	US $
(b) Warrants		
Balance, January 31, 2004	3,600,000	151,276
Private placement (i)	537,500	36,339
Private placement (ii)	3,160,000	187,805
Balance, April 23, 2004	7,297,500	375,420

(i) See Note 13(a)(i) for assumptions used in the Black-Scholes valuation model.

(ii) See Note 13(a)(ii) for assumptions used in the Black-Scholes valuation model.

c) Special shares
On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.

(expressed in United States Dollars)

14. Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $40,340 was recorded as an additional compensation expense for fiscal 2004. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 or 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 (see below) effective as of February 1, 2003, which provisions allow the Company to record compensation expense for stock option granted in fiscal 2004 based on the estimated fair value of such option, using the prospective method. As of February 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes in fiscal 2004.

Prior to February 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in fiscal 2003 or 2002. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $237,000 in fiscal 2003.

The Company is in the process of exploring its exploration costs and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Had the Company's consolidated balance sheets as at January 31, 2004 and 2003 been prepared using US GAAP, such balance sheets would be presented as follows:

	2004	2003
Assets		
Current		
Cash and cash equivalents	$ 189,732	$ 283,030
Funds held in trust	75,000	75,000
Marketable securities	8,000	8,000
Receivables	559	11,723
	273,291	377,753
Equipment	52,656	53,688
	$ 325,947	$ 431,441

	2004	2003
Liabilities		
Current		
Payables and accruals	$ 106,178	$ 82,300

Royal Standard Minerals Inc.
(expressed in United States Dollars)

Shareholders' Equity

Capital stock	6,640,556	5,946,540
Warrants	151,276	-
Additional paid-in capital	1,331,653	1,279,287
Cumulative foreign currency translation adjustments	(84,413)	(133,451)
Cumulative adjustments to marketable securities	(407,105)	(407,105)
Deficit accumulated during the development stage	(7,412,198)	(6,336,130)
	219,769	349,141
	$ 325,947	$ 431,441

Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition, the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

	Cumulative from Inception	2004	2003	2002
Revenue				
Interest	$ 18,614	$ -	$ -	$ 10,332
Expenses				
General and administrative	1,593,809	269,520	147,135	59,830
Consulting fees	388,051	241,103	146,948	-
Stock option compensation	40,340	40,340	-	-
General exploration	5,276,681	510,161	695,713	207,468
Depreciation	23,707	14,944	8,763	-
	7,322,588	1,076,068	998,559	267,298
Loss before the following	(7,303,974)	(1,076,068)	(998,559)	(256,966)
Recovery of (write down of) advances to related company	(75,506)	-	-	479,340
Gain on disposal of marketable securities	47,988	-	-	-
Repayment of interest	(67,117)	-	(67,117)	-
Net (loss) earnings before income taxes	(7,398,609)	(1,076,068)	(1,065,676)	222,374
Income taxes	-	-	-	-
Net (loss) earnings	$ (7,398,609)	$ (1,076,068)	$ (1,065,676)	$ 222,374

(expressed in United States Dollars)

Comprehensive income items:				
Foreign currency translation gains (losses)	(84,413)	49,038	19,912	(1,424)
Recovery of (write down) of marketable securities	(407,105)	-	(39,000)	11,000
Comprehensive (loss) income	**$ (7,890,127)**	**$ (1,027,030)**	**$ (1,084,764)**	**$ 231,950**
Net (loss) earnings per common share				
Basic		$ (0.03)	$ (0.04)	$ 0.01
Diluted		$ (0.03)	$ (0.04)	$ 0.01
Comprehensive (loss) earnings per common share				
Basic		$ (0.03)	$ (0.04)	$ 0.01
Diluted		$ (0.03)	$ (0.04)	$ 0.01

Statements of Changes in Shareholders' Equity:

The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares	Common Stock Price per Share	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 0.16	$ 1,318,566
Held by other shareholders	488,041	0.96	467,467
Outstanding at June 26, 1996	8,642,655	-	1,786,033
Issued for exploration properties	1,400,000	0.48	667,204
Issued for services	200,000	0.63	126,465
Issued on cash on exercise of warrant	580,577	0.62	361,823
Issued for cash	500,000	0.66	329,936
Outstanding at January 31, 1997	11,323,232	-	3,271,461
Issued for exploration properties	200,000	0.67	134,250
Flow-through shares issued for cash	300,000	0.72	216,763
Issued for cash, less issue costs of $481,480	7,228,066	0.29	2,129,061
Issued for services	70,000	0.83	58,125
Outstanding at January 31, 1998	19,121,298	-	5,809,660
Share issue costs	-	-	(5,919)
Outstanding at January 31, 1999	19,121,298	-	5,803,741
Issued for cash, less issue costs of $4,092	951,494	0.06	61,578
Outstanding at January 31, 2000	20,072,792	-	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	0.12	377,614
Outstanding at January 31, 2001	23,116,459	-	6,242,933
Issued for cash on exercise of warrants	951,494	0.13	123,052
Cancellation of shares held in escrow	(4,836,615)	0.26	(1,279,287)
Outstanding at January 31, 2002	19,231,338	-	5,086,698
Issued for cash, less issue cost of $55,258	7,000,000	0.09	600,427
Issued for cash, on exercise of stock options	910,000	0.10	88,290
Issued in exchange for exploration properties	1,000,000	0.17	171,125
Outstanding at January 31, 2003	28,141,338	-	5,946,540
Issued for cash, less issue cost of $266,372	6,000,000	0.12	845,292
Warrants valuation	-	-	(151,276)
Outstanding at January 31, 2004	34,141,338	$ -	$ 6,640,556

(expressed in United States Dollars)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative foreign currency translation adjustments	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, February 1, 2001	$ -	$1,279,286	$ (151,939)	$ (379,105)	$ (5,492,828)
Comprehensive (loss) income	-	-	(1,424)	11,000	222,374
Balance, January 31, 2002	-	1,279,286	(153,363)	(368,105)	(5,270,454)
Comprehensive (loss) income	-	-	19,912	(39,000)	(1,065,676)
Balance, January 31, 2003	-	1,279,286	(133,451)	(407,105)	(6,336,130)
Issue of warrants, fair value	151,276	-	-	-	-
Stock options	-	52,367	-	-	-
Comprehensive (loss) income	-	-	49,038	-	(1,076,068)
Balance, January 31, 2004	$ 151,276	$1,331,653	$ (84,413)	$ (407,105)	$ (7,412,198)

Statement of Cash Flows:

	Cumulative from Inception	2004	2003	2002
Operating activities				
Net (loss) earnings	$ (7,398,609)	$ (1,076,068)	$ (1,065,676)	$ 222,374
Depreciation	23,707	14,944	8,763	-
Stock option compensation	40,340	40,340	-	-
Foreign currency translation adjustments	(84,413)	49,038	19,912	(1,424)
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,277,918	-	171,125	-
Gain on disposal of marketable securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
	(4,449,589)	(971,746)	(865,876)	220,950
Decrease (increase) in receivables	(559)	11,164	6,320	(3,809)
Increase in advances to related company	(554,846)	-	-	-
Increase (decrease) in payables and accruals	106,178	23,878	36,395	13,004
	(4,898,816)	(936,704)	(823,161)	230,145

(expressed in United States Dollars)

Financing activities				
Increase in funds held in trust	(75,000)	-	(75,000)	-
Issue of common shares, net of issue costs	5,607,024	857,319	688,717	123,052
	5,532,024	857,319	613,717	123,052
Investing activities				
Purchase of equipment	(76,364)	(13,913)	(62,451)	-
Purchase of marketable securities	(1,057,976)	-	-	-
Proceeds on disposal of marketable securities	690,864	-	-	-
	(443,476)	(13,913)	(62,451)	-
Cash and cash equivalents				
Net increase (decrease)	189,732	(93,298)	(271,895)	353,197
Beginning of period	-	283,030	554,925	201,728
End of period	$ 189,732	$ 189,732	$ 283,030	$ 554,925

Recent US GAAP accounting pronouncements--

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FASB 146), which addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for such activities initiated after December 31, 2002. FASB 146 requires the recognition of a liability for exit or disposal activities when such a liability is incurred. This standard is substantially equivalent to CICA EIC Abstract 135, "Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)." This new guidance has been adopted for US GAAP proposed in fiscal 2004, and did not have a material impact on the financial position, results or operations or cash flows of the Company as reported US GAAP purposes.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No.45 required that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, or the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not currently provide significant guarantees on a routine basis. The Company adopted this interpretation for US GAAP purposes and it did not have a material impact on the results. The Company has adopted this statement in fiscal 2004.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in fiscal 2004.

(expressed in United States Dollars)

FASB 148 requires the following disclosures for US GAAP purposes:

	Years ended January 31		
	2004	**2003**	**2002**
AS REPORTED:			
Net loss	$ (1,076,068)	$ (1,065,676)	$ 223,374
(Loss) per common share,			
as reported-			
Basic	$ (0.03)	$ (0.04)	$ 0.01
Diluted	$ (0.03)	$ (0.04)	$ 0.01
Stock-option compensation			
cost included in net loss	$ 40,340	$ -	$ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

Net loss	$ (1,076,068)	$ (1,302,676)	$ 223,374
(Loss) per common share,			
as reported-			
Basic	$ (0.03)	$ (0.05)	$ 0.01
Diluted	$ (0.03)	$ (0.05)	$ 0.01
Additional stock-option compensation			
included in net loss on a pro forma basis	$ -	$ 237,000	$ -

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FASB 149). FASB 149 is intended to result in more consistent reporting of contracts as either free standing derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This standard establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity, and is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that this pronouncement will have a material impact on its financial position, results of operations or cash flows as reported for US GAAP purposes.